File No. 1-15995

                                  United States
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM U-3A-2

        Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the Provisions of the Public Utility Holding Company Act of 1935

                        To Be Filed Annually Prior to March 1

 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

                            UIL HOLDINGS CORPORATION

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. NAME, STATE OF ORGANIZATION, LOCATION AND NATURE OF BUSINESS OF CLAIMANT AND EVERY SUBSIDIARY THEREOF, OTHER THAN ANY EXEMPT WHOLESALE GENERATOR (EWG) OR FOREIGN UTILITY COMPANY IN WHICH CLAIMANT DIRECTLY OR INDIRECTLY HOLDS AN INTEREST.

UIL Holdings Corporation ("UIL Holdings") was incorporated under the laws of the State of Connecticut and is a holding company organized to acquire and hold the securities of other corporations. On July 20, 2000, UIL Holdings, its wholly-owned subsidiary, United Mergings, Inc. ("United Mergings") and The United Illuminating Company ("UI") completed a statutory merger and share exchange (the "Merger and Share Exchange"), pursuant to which UI was merged with and into United Mergings and the outstanding common stock, no par value, of UI was exchanged on a share-for-share basis for shares of UIL Holdings common stock, no par value. As a result of the Merger and Share Exchange, UI became, and is now, a wholly-owned subsidiary of UIL Holdings.

UI was incorporated under the laws of the State of Connecticut and is a wholly-owned subsidiary of UIL Holdings. UI is an operating electric public utility engaged in the production, purchase, transmission, distribution and sale of electricity for residential, commercial and industrial purposes in a service area of about 335 square miles in the southwestern part of the State of Connecticut.

Following the Merger and Share Exchange, UI transferred its stock in United Resources, Inc. to UIL Holdings.

The information contained in this statement is furnished taking into account the Merger and Share Exchange and the transfer of UI's stock in United Resources, Inc. to UIL Holdings.

United Resources, Inc. ("URI") was incorporated under the laws of the State of Connecticut and is a wholly-owned subsidiary of UIL Holdings. URI serves as the parent corporation for several unregulated businesses, each of which is incorporated separately in Connecticut.

         A. American Payment Systems, Inc. ("APS") was incorporated under the laws of the State of Connecticut and is a wholly-owned subsidiary of URI. APS manages a national network of agents for the processing of bill payments made by customers of UI and other utilities.

         B. Xcelecom, Inc. ("Xcelecom") was incorporated under the laws of the State of Connecticut and is a wholly-owned subsidiary of URI. Xcelecom serves as the parent corporation for several corporations that provide specialized services in the electrical, communications and data network infrastructure industries.

                  1. Precision Power, Inc. was incorporated under the laws of the State of Connecticut and is a wholly-owned subsidiary of Xcelecom. Precision Power is engaged in electrical construction and related services for larger commercial, industrial and institutional customers in Connecticut. As of the end of 2000, the operations of Precision Power have been merged into McPhee Electric LTD, LLC, another Xcelecom Connecticut based subsidiary.

                  2. Allan Electric, Inc. was incorporated under the laws of the State of New Jersey and is a wholly-owned subsidiary of Xcelecom. Allan Electric is engaged in electrical construction, intelligent highway system deployment and related services for larger commercial, industrial, governmental and institutional customers in New Jersey.

                  3. The DataStore, Inc. was incorporated under the laws of the State of New Jersey and is a wholly-owned subsidiary of Xcelecom. The DataStore is engaged in data and communications network infrastructure design, installation and services for commercial, industrial, governmental and institutional customers in New Jersey, Delaware and Pennsylvania.

                  4. Orlando Diefenderfer Electrical Contractor, Inc. ("ODE") was incorporated under the laws of the State of Pennsylvania and is a wholly-owned subsidiary of Xcelecom. ODE is engaged in electrical construction and related services for larger commercial, industrial, governmental and institutional customers in Pennsylvania.

                  5. JBL Electric, Inc. was incorporated under the laws of the State of New Jersey and is a wholly-owned subsidiary of Allan Electric. JBL Electric is primarily engaged in the construction and installation of cellular towers and large satellite communications systems throughout the states of New Jersey, Delaware, New York and Connecticut.

                  6. Johnson Electric, Inc. was incorporated under the laws of the State of Connecticut and is a wholly-owned subsidiary of Xcelecom. Johnson Electric is engaged in electrical construction and related services for larger commercial, industrial, governmental and institutional customers in Connecticut.

                  7. McPhee Electric LTD, LLC was incorporated under the limited liability corporation laws of the State of Connecticut and is a wholly-owned subsidiary of Xcelecom. McPhee is engaged in electrical construction and related services for larger commercial, industrial, governmental and institutional customers in Connecticut, Rhode Island, Massachusetts and other New England states.

                  8. Thermal Energies, Inc. ("TEI") was incorporated under the laws of the State of Connecticut and is a wholly-owned subsidiary of Xcelecom. TEI owns and operates a central heating and cooling plant in one of New Haven, Connecticut's largest commercial office buildings. In addition, TEI holds a 52% ownership share in the Government Center Thermal Energy Partnership (the "Partnership"). The Partnership operates a district heating and cooling facility that serves the City Hall and Hall of Records of the City of New Haven and the adjacent Connecticut Financial Center building.

                  9. Precision Constructors, Inc. ("PCI") was incorporated under the laws of the State of Connecticut and is a wholly-owned subsidiary of Xcelecom. PCI was formed to pursue specific opportunities in the Connecticut electrical construction market, but has been dormant since its formation. Xcelecom is now in the process of dissolving PCI.

         C. United Capital Investments, Inc. ("UCI") was incorporated under the laws of the State of Connecticut and is a wholly-owned subsidiary of URI. UCI participates in unregulated business ventures that complement UI's electric transmission and distribution business.

         D. United Bridgeport Energy, Inc. ("UBE") was incorporated under the laws of the State of Connecticut and is a wholly-owned subsidiary of URI. UBE is participating in the ownership of an Exempt Wholesale Generator ("EWG") merchant wholesale electric generating facility located in Bridgeport, Connecticut.

2. A BRIEF DESCRIPTION OF THE PROPERTIES OF CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY COMPANIES USED FOR THE GENERATION, TRANSMISSION, AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE, OR FOR THE PRODUCTION, TRANSMISSION, AND
DISTRIBUTION OF NATURAL OR MANUFACTURED GAS, INDICATING THE LOCATION OF PRINCIPAL GENERATING PLANTS, TRANSMISSION LINES, PRODUCING FIELDS, GAS MANUFACTURING PLANTS, AND ELECTRIC AND GAS DISTRIBUTION FACILITIES, INCLUDING ALL SUCH PROPERTIES WHICH ARE OUTSIDE THE STATE IN WHICH CLAIMANT AND ITS SUBSIDIARIES ARE ORGANIZED AND ALL TRANSMISSION OR PIPELINES WHICH DELIVER OR RECEIVE ELECTRIC ENERGY OR GAS AT THE BORDERS OF SUCH STATE.

UIL  Holdings  does not  directly  own any  property  used  for the  generation,
transmission   and  distribution  of  electric  energy  for  sale,  or  for  the production, transmission and distribution of natural or manufactured gas.

UI owns and operates an electric transmission system consisting of 102 circuit miles of overhead lines and approximately 17 circuit miles of underground lines, all operated at 345 KV or 115 KV and located within or immediately adjacent to the territory served by UI in the southwestern part of the State of Connecticut. The transmission lines interconnect electric generating stations and are part of the New England transmission grid through connections with the transmission lines of The Connecticut Light and Power Company. A major portion of UI's transmission lines is constructed on a railroad right of way of the Connecticut Department of Transportation pursuant to two Transmission Line Agreements. One of the agreements expired in May 2000 and UI expects to extent this agreement. The other agreement has been extended to May 2040.

UI owns and operates 25 bulk electric supply substations with a capacity of 1,756,300 KVA and 32 distribution substations with a capacity of 154,770 KVA. UI owns and operates 3,170 pole-line miles of overhead distribution lines and 130 conduit-bank miles of underground distribution lines. All of these facilities are located within the State of Connecticut.

UI, as of December 31, 2000, had ownership interest in the following generating stations:


GENERATING SOURCE     LOCATION    MAX CLAIMED     UI ENTITLEMENT    SHARE MW
-----------------     --------    -----------     --------------    --------
                                 CAPABILITY, MW    %
                                 --------------   --

Millstone Unit 3   Waterford, CT    1145.60          3.685           42.21
Seabrook Unit 1    Seabrook, NH     1161.00          17.50          203.18


The general offices, operating headquarters and service centers, and the electric distribution and electric transmission facilities owned by UI are all located in Connecticut.

In August 1990, UI sold to and leased back from an owner trust established for the benefit of an institutional investor a portion of its 17.5% ownership interest in Seabrook Unit 1. This portion of the unit is subject to the lien of the first mortgage granted by the owner trustee.

3. THE FOLLOWING INFORMATION FOR THE LAST CALENDAR YEAR WITH RESPECT TO CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY COMPANIES:

         (a)    Number of kwh. of electric energy sold (at retail or wholesale),
                --------------------------------------
and Mcf. of natural or manufactured gas distributed at retail.

                           ELECTRICITY                 GAS
                           -----------                 ---
UIL Holdings               None                        None
UI                         7,891,563,000               None

         (b) Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

                           ELECTRICITY                 GAS
                           -----------                 ---
UIL Holdings               None                        None
UI                         None                        None

         (c)      Number of kwh. of electric energy and Mcf. of natural or
                  ---------------------------------
manufactured gas sold at wholesale outside the State in which each such company
                 -----------------------------------
is organized, or at the State line.

                           ELECTRICITY                 GAS
                           -----------                 ---
UIL Holdings               None                        None
UI                         1,758,983,000               None

         (d) Number of kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

                           ELECTRICITY                 GAS
                           -----------                 ---
UIL Holdings               None                        None
UI                         4,570,454,000               None

4. THE FOLLOWING INFORMATION FOR THE REPORTING PERIOD WITH RESPECT TO CLAIMANT AND EACH INTEREST IT HOLDS DIRECTLY OR INDIRECTLY IN AN EWG OR A FOREIGN UTILITY COMPANY, STATING MONETARY AMOUNTS IN UNITED STATES DOLLARS:

         (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

                  Bridgeport Energy LLC, 10 Atlantic Street, Bridgeport, Connecticut 06604. This facility is a 520 MW combined-cycle generator.

         (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

                  United  Bridgeport   Energy,   Inc.  ("UBE"),  a  wholly-owned
subsidiary of URI, holds a 33.33% ownership interest in Bridgeport Energy LLC, the owner and operator of the facility.


         (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of any security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

                  The capital invested by UBE in the EWG is approximately $78,232,000, of which approximately $54,763,000 is debt and approximately $23,469,000 is equity. Neither UIL Holdings nor any direct or indirect subsidiary of UIL Holdings has signed any direct or indirect guarantee of the security of the EWG. There is no direct or indirect recourse to UIL Holdings or any other system company for any financial obligation of the EWG.


         (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

                  The capitalization of the EWG on December 31, 2000 was approximately $257,584,000; the earnings of the EWG during the fiscal period ending December 31, 2000 were approximately $2,375,000.

         (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

                  None

The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 26th day of February, 2001.

                                  UIL HOLDINGS CORPORATION



                             By:        /s/ James L. Benjamin
                                 ---------------------------------------------
                                           James L. Benjamin
                                              Controller




(Corporate seal)




Attest:


  /s/ Susan E. Allen
----------------------------
Susan E. Allen
Secretary

Name, title and address of officer to whom
notices and correspondences concerning
this statement should be addressed:
Robert L. Fiscus
Vice Chairman of the Board of Directors,
Chief Financial Officer
157 Church Street
New Haven, Connecticut  06510

                                    EXHIBIT A

See attached consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

                                       UIL HOLDINGS CORPORATION
                                   CONSOLIDATING STATEMENT OF INCOME
                                  For the Year Ended December 31, 2000
                                           Thousands of Dollars

                                                              The United              UIL              United Capital
                                                          Iluminating Company       Holdings         Funding Partnership
                                                            --------------     ------------------      ------------------

OPERATING REVENUES
     Utility                                                     $704,691
     Non-regulated businesses
                                                            --------------     ------------------      ---------------
     Total Operating Revenues                                    $704,691                      -                    -
                                                            --------------     ------------------      ---------------
OPERATING EXPENSES
  Operation
     Fuel and energy                                              282,153
     Capacity purchased                                             4,682
     Other operation and maintenance                              167,687
     Non-regulated - selling, general and administrative
  Depreciation and Amortization                                    64,996
  Taxes - other than income taxes                                  42,019
                                                            --------------     ------------------      ---------------
       Total                                                      561,537                      -                    -
                                                            --------------     ------------------      ---------------
OPERATING INCOME                                                  143,154                      -                    -
                                                            --------------     ------------------      ---------------

OTHER INCOME AND (DEDUCTIONS)                                       7,014                 19,736                3,565
                                                            --------------     ------------------      ---------------

INCOME (LOSS) BEFORE INTEREST CHARGES AND INCOME TAXES            150,168                 19,736                3,565
                                                            --------------     ------------------      ---------------

INTEREST CHARGES
  Interest on long-term debt                                       38,199
  Interest on Seabrook obligation bonds owned by UI                (6,470)
  Dividend requirement of mandatorily redeemable securities         3,565                                       3,529
  Other interest                                                    2,847                  3,882
                                                            --------------     ------------------      ---------------
                                                                   38,141                  3,882                3,529
  Amortization of debt expense and redemption premiums              3,988
                                                            --------------     ------------------      ---------------
       Net Interest Charges                                        42,129                  3,882                3,529
                                                            --------------     ------------------      ---------------

INCOME (LOSS) BEFORE INCOME TAXES                                 108,039                 15,854                   36
                                                            --------------     ------------------      ---------------

INCOME TAXES                                                       47,539                     50
                                                            --------------     ------------------      ---------------

NET INCOME (LOSS)                                                  60,500                 15,804                   36
Premium (Discount) on preferred stock redemptions
Dividends on preferred stock
                                                            --------------     ------------------      ---------------
INCOME (LOSS) APPLICABLE TO COMMON STOCK                          $60,500                $15,804                  $36
                                                            ==============     ==================      ===============



                                                                United               American          United Capital
                                                            Resources, Inc.   Payment Systems, Inc.  Investments, Inc.
                                                            ---------------      ---------------      ----------------

OPERATING REVENUES
     Utility
     Non-regulated businesses                                          $223              $37,940
                                                             ---------------      ---------------      ----------------
     Total Operating Revenues                                          $223              $37,940                     -
                                                             ---------------      ---------------      ----------------
OPERATING EXPENSES
  Operation
     Fuel and energy
     Capacity purchased
     Other operation and maintenance                                     64               21,089
     Non-regulated - selling, general and administrative              1,396               10,738                   756
  Depreciation and Amortization                                                            2,343
  Taxes - other than income taxes                                        17                  498                    14
                                                             ---------------      ---------------      ----------------
       Total                                                          1,477               34,668                   770
                                                             ---------------      ---------------      ----------------
OPERATING INCOME                                                     (1,254)               3,272                  (770)
                                                             ---------------      ---------------      ----------------

OTHER INCOME AND (DEDUCTIONS)                                            39                   94                 3,346
                                                             ---------------      ---------------      ----------------

INCOME (LOSS) BEFORE INTEREST CHARGES AND INCOME TAXES               (1,215)               3,366                 2,576
                                                             ---------------      ---------------      ----------------

INTEREST CHARGES
  Interest on long-term debt
  Interest on Seabrook obligation bonds owned by UI
  Dividend requirement of mandatorily redeemable securities
  Other interest                                                      3,517                   40                    14
                                                             ---------------      ---------------      ----------------
                                                                      3,517                   40                    14
  Amortization of debt expense and redemption premiums
                                                             ---------------      ---------------      ----------------
       Net Interest Charges                                           3,517                   40                    14
                                                             ---------------      ---------------      ----------------

INCOME (LOSS) BEFORE INCOME TAXES                                    (4,732)               3,326                 2,561
                                                             ---------------      ---------------      ----------------

INCOME TAXES                                                         (1,888)               1,292                 1,022
                                                             ---------------      ---------------      ----------------

NET INCOME (LOSS)                                                    (2,844)               2,034                 1,539
Premium (Discount) on preferred stock redemptions
Dividends on preferred stock
                                                             ---------------      ---------------      ----------------
INCOME (LOSS) APPLICABLE TO COMMON STOCK                            ($2,844)              $2,034                $1,539
                                                             ===============      ===============      ================



                                                             United Bridgeport       Souwestcon           Precision
                                                               Energy Inc.       Properties, Inc.       Power, Inc.
                                                              --------------      ---------------       ------------

OPERATING REVENUES
     Utility
     Non-regulated businesses                                                                                $8,459
                                                             --------------      ---------------       -------------
     Total Operating Revenues                                            -                    -              $8,459
                                                             --------------      ---------------       -------------
OPERATING EXPENSES
  Operation
     Fuel and energy
     Capacity purchased
     Other operation and maintenance                                                                          6,917
     Non-regulated - selling, general and administrative                 5                   87               1,120
  Depreciation and Amortization                                                                                 267
  Taxes - other than income taxes                                                                                55
                                                             --------------      ---------------       -------------
       Total                                                             5                   87               8,359
                                                             --------------      ---------------       -------------
OPERATING INCOME                                                        (5)                 (87)                100
                                                             --------------      ---------------       -------------

OTHER INCOME AND (DEDUCTIONS)                                          791                    -                   9
                                                             --------------      ---------------       -------------

INCOME (LOSS) BEFORE INTEREST CHARGES AND INCOME TAXES                 786                  (87)                109
                                                             --------------      ---------------       -------------

INTEREST CHARGES
  Interest on long-term debt
  Interest on Seabrook obligation bonds owned by UI
  Dividend requirement of mandatorily redeemable securities
  Other interest                                                     5,179
                                                             --------------      ---------------       -------------
                                                                     5,179                    -                   -
  Amortization of debt expense and redemption premiums
                                                             --------------      ---------------       -------------
       Net Interest Charges                                          5,179                    -                   -
                                                             --------------      ---------------       -------------

INCOME (LOSS) BEFORE INCOME TAXES                                   (4,393)                 (87)                109
                                                             --------------      ---------------       -------------

INCOME TAXES                                                        (1,752)                 (34)                 43
                                                             --------------      ---------------       -------------

NET INCOME (LOSS)                                                   (2,641)                 (53)                 66
Premium (Discount) on preferred stock redemptions
Dividends on preferred stock
                                                             --------------      ---------------       -------------
INCOME (LOSS) APPLICABLE TO COMMON STOCK                           ($2,641)                ($53)                $66
                                                             ==============      ===============       =============



                                                                Xcelecom      Thermal Energies      Johnson          Data
                                                                 Inc.               Inc.        Electric, Inc.    Store, Inc.
                                                             -------------      -------------   --------------  ---------------

OPERATING REVENUES
     Utility
     Non-regulated businesses                                                         $2,031           $7,045          $20,876
                                                             -------------      -------------   --------------  ---------------
     Total Operating Revenues                                           -             $2,031           $7,045          $20,876
                                                             -------------      -------------   --------------  ---------------
OPERATING EXPENSES
  Operation
     Fuel and energy
     Capacity purchased
     Other operation and maintenance                                                     965            6,256           15,969
     Non-regulated - selling, general and administrative              729                277              315            2,039
  Depreciation and Amortization                                        10                358               13              300
  Taxes - other than income taxes                                      41                  2                                98
                                                             -------------      -------------   --------------  ---------------
       Total                                                          780              1,602            6,584           18,406
                                                             -------------      -------------   --------------  ---------------
OPERATING INCOME                                                     (780)               429              461            2,470
                                                             -------------      -------------   --------------  ---------------

OTHER INCOME AND (DEDUCTIONS)                                          39               (117)               8               16
                                                             -------------      -------------   --------------  ---------------

INCOME (LOSS) BEFORE INTEREST CHARGES AND INCOME TAXES               (741)               312              469            2,486
                                                             -------------      -------------   --------------  ---------------

INTEREST CHARGES
  Interest on long-term debt
  Interest on Seabrook obligation bonds owned by UI
  Dividend requirement of mandatorily redeemable securities
  Other interest                                                       12                278               47              233
                                                             -------------      -------------   --------------  ---------------
                                                                       12                278               47              233
  Amortization of debt expense and redemption premiums
                                                             -------------      -------------   --------------  ---------------
       Net Interest Charges                                            12                278               47              233
                                                             -------------      -------------   --------------  ---------------

INCOME (LOSS) BEFORE INCOME TAXES                                    (753)                34              422            2,253
                                                             -------------      -------------   --------------  ---------------

INCOME TAXES                                                         (301)                14              170            1,031
                                                             -------------      -------------   --------------  ---------------

NET INCOME (LOSS)                                                    (452)                20              252            1,222
Premium (Discount) on preferred stock redemptions
Dividends on preferred stock
                                                             -------------      -------------   --------------  ---------------
INCOME (LOSS) APPLICABLE TO COMMON STOCK                            ($452)               $20             $252           $1,222
                                                             =============      =============   ==============  ===============




                                                                  Orlando            Allan               JBL
                                                            Diefenderfer, Inc.  Electric, Inc.      Electric, Inc.
                                                               -----------      -------------     ---------------

OPERATING REVENUES
     Utility
     Non-regulated businesses                                    $23,892             $50,649              $2,787
                                                              -----------       -------------     ---------------
     Total Operating Revenues                                    $23,892             $50,649              $2,787
                                                              -----------       -------------     ---------------
OPERATING EXPENSES
  Operation
     Fuel and energy
     Capacity purchased
     Other operation and maintenance                              20,247              46,453               2,025
     Non-regulated - selling, general and administrative           2,403               4,661                 239
  Depreciation and Amortization                                      249                 684                  50
  Taxes - other than income taxes                                    180                  11                  19
                                                              -----------       -------------     ---------------
       Total                                                      23,079              51,809               2,333
                                                              -----------       -------------     ---------------
OPERATING INCOME                                                     813              (1,160)                454
                                                              -----------       -------------     ---------------

OTHER INCOME AND (DEDUCTIONS)                                         94                 127                   -
                                                              -----------       -------------     ---------------

INCOME (LOSS) BEFORE INTEREST CHARGES AND INCOME TAXES               907              (1,033)                454
                                                              -----------       -------------     ---------------

INTEREST CHARGES
  Interest on long-term debt
  Interest on Seabrook obligation bonds owned by UI
  Dividend requirement of mandatorily redeemable securities
  Other interest                                                     417                 739                  52
                                                              -----------       -------------     ---------------
                                                                     417                 739                  52
  Amortization of debt expense and redemption premiums
                                                              -----------       -------------     ---------------
       Net Interest Charges                                          417                 739                  52
                                                              -----------       -------------     ---------------

INCOME (LOSS) BEFORE INCOME TAXES                                    490              (1,772)                402
                                                              -----------       -------------     ---------------

INCOME TAXES                                                         300                (723)                165
                                                              -----------       -------------     ---------------

NET INCOME (LOSS)                                                    190              (1,049)                237
Premium (Discount) on preferred stock redemptions
Dividends on preferred stock
                                                              -----------       -------------     ---------------
INCOME (LOSS) APPLICABLE TO COMMON STOCK                            $190             ($1,049)               $237
                                                              ===========       =============     ===============



                                                               McPhee
                                                            Electric, Inc.        Consolidating       Consolidated
                                                            ---------------       -------------      --------------

OPERATING REVENUES
     Utility                                                                                             $704,691
     Non-regulated businesses                                     $22,529               ($267)            176,164
                                                           ---------------       -------------      --------------
     Total Operating Revenues                                     $22,529               ($267)           $880,855
                                                           ---------------       -------------      --------------
OPERATING EXPENSES
  Operation
     Fuel and energy                                                                                      282,153
     Capacity purchased                                                                                     4,682
     Other operation and maintenance                               17,911                (267)            305,316
     Non-regulated - selling, general and administrative            1,224                                  25,989
  Depreciation and Amortization                                       443                                  69,713
  Taxes - other than income taxes                                     102                                  43,056
                                                           ---------------       -------------      --------------
       Total                                                       19,680                (267)            730,909
                                                           ---------------       -------------      --------------
OPERATING INCOME                                                    2,849                   -             149,946
                                                           ---------------       -------------      --------------

OTHER INCOME AND (DEDUCTIONS)                                         110             (31,532)              3,339
                                                           ---------------       -------------      --------------

INCOME (LOSS) BEFORE INTEREST CHARGES AND INCOME TAXES              2,959             (31,532)            153,285
                                                           ---------------       -------------      --------------

INTEREST CHARGES
  Interest on long-term debt                                                                               38,199
  Interest on Seabrook obligation bonds owned by UI                                                        (6,470)
  Dividend requirement of mandatorily redeemable securities                            (3,565)              3,529
  Other interest                                                      199             (12,203)              5,253
                                                           ---------------       -------------      --------------
                                                                      199             (15,768)             40,511
  Amortization of debt expense and redemption premiums                                                      3,988
                                                           ---------------       -------------      --------------
       Net Interest Charges                                           199             (15,768)             44,499
                                                           ---------------       -------------      --------------

INCOME (LOSS) BEFORE INCOME TAXES                                   2,760             (15,763)            108,786
                                                           ---------------       -------------      --------------

INCOME TAXES                                                        1,101                                  48,029
                                                           ---------------       -------------      --------------

NET INCOME (LOSS)                                                   1,659             (15,763)             60,757
Premium (Discount) on preferred stock redemptions                                                               -
Dividends on preferred stock                                                                                    -
                                                           ---------------       -------------      --------------
INCOME (LOSS) APPLICABLE TO COMMON STOCK                           $1,659            ($15,763)            $60,757
                                                           ===============       =============      ==============



                                UIL HOLDINGS CORPORATION
                               CONSOLIDATING BALANCE SHEET
                                 AS OF DECEMBER 31, 2000
                                   THOUSANDS OF DOLLARS
                                           ASSETS



                                                         The United                                            United Capital
                                                     Illuminating Company            UIL Holdings            Funding Partnership
                                                    -----------------------     -----------------------     -----------------------

Current Assets
  Unrestricted cash and temporary cash investments                 $ 1,481                    $      2
  Restricted cash                                                    3,266
 Accounts receivable, less allowance for doubtful
    accounts of $2,569                                             142,578                     204,616
  Unbilled revenues                                                 23,811
  Materials and supplies, at average cost                            9,793
  Prepayments                                                        2,431
  Other
                                                    -----------------------     -----------------------     -----------------------
          Total                                                    183,360                     204,618                           -
                                                    -----------------------     -----------------------     -----------------------

Other Property and Investments
   Investment in United Bridgeport Energy facility
   Nuclear decommissioning trust fund assets                        32,844
   Other                                                             5,089                     259,188
                                                    -----------------------     -----------------------     -----------------------
                                                                    37,933                     259,188                           -
Property, Plant and Equipment at original cost
  In service                                                       927,399
  Less, accumulated provision for depreciation                     447,695
                                                    -----------------------     -----------------------     -----------------------
                                                                   479,704                           -                           -

  Construction work in progress                                     30,267
  Nuclear fuel                                                      24,536
                                                    -----------------------     -----------------------     -----------------------
      Net Property, Plant and Equipment                            534,507                           -                           -
                                                    -----------------------     -----------------------     -----------------------


Regulatory Assets

   Nuclear plant investments-above market                          497,829
  Income taxes due principally to book-tax
    differences                                                    123,043
  Long-term purchase power contracts - above market                128,328
  Connecticut Yankee                                                24,272
  Unamortized redemption costs                                      22,293
  Other                                                             44,628
                                                    -----------------------     -----------------------     -----------------------
          Total                                                    840,393                           -                           -
                                                    -----------------------     -----------------------     -----------------------

Deferred Charges
  Goodwill
  Unamortized debt issuance expenses                                 5,477
  Other                                                                657
                                                    -----------------------     -----------------------     -----------------------
          Total                                                      6,134                           -                           -
                                                    -----------------------     -----------------------     -----------------------



          Total Assets                                          $1,602,327                    $463,806                          $-
                                                    =======================     =======================     =======================




                                                           United            American Payment           United Capital
                                                       Resources, Inc.        Systems, Inc.             Investments, Inc.
                                                     -------------------   ---------------------     --------------------

Current Assets
  Unrestricted cash and temporary cash investments             $  2,871                $  3,318                  $    95
  Restricted cash                                                                        29,936
 Accounts receivable, less allowance for doubtful
    accounts of $2,569                                           23,272                  71,834                      643
  Unbilled revenues
  Materials and supplies, at average cost
  Prepayments                                                       193                     105
  Other
                                                     -------------------   ---------------------     --------------------
          Total                                                  26,336                 105,193                      738
                                                     -------------------   ---------------------     --------------------

Other Property and Investments
   Investment in United Bridgeport Energy facility
   Nuclear decommissioning trust fund assets
   Other                                                        189,174                                           14,160
                                                     -------------------   ---------------------     --------------------
                                                                189,174                       -                   14,160
Property, Plant and Equipment at original cost
  In service                                                                             18,091
  Less, accumulated provision for depreciation                                           14,057
                                                     -------------------   ---------------------     --------------------
                                                                      -                   4,034                        -

  Construction work in progress
  Nuclear fuel
                                                     -------------------   ---------------------     --------------------
      Net Property, Plant and Equipment                               -                   4,034                        -
                                                     -------------------   ---------------------     --------------------


Regulatory Assets

   Nuclear plant investments-above market
  Income taxes due principally to book-tax
    differences
  Long-term purchase power contracts - above market
  Connecticut Yankee
  Unamortized redemption costs
  Other
                                                     -------------------   ---------------------     --------------------
          Total                                                       -                       -                        -
                                                     -------------------   ---------------------     --------------------

Deferred Charges
  Goodwill                                                                                1,101
  Unamortized debt issuance expenses
  Other
                                                     -------------------   ---------------------     --------------------
          Total                                                       -                   1,101                        -
                                                     -------------------   ---------------------     --------------------



          Total Assets                                         $215,510                $110,328                  $14,898
                                                     ===================   =====================     ====================




                                                      United Bridgeport      Souwestcon        Precision Power,       Xcelecom,
                                                        Energy, Inc.       Properties, Inc.        Inc.                 Inc.
                                                      ----------------     ---------------     ---------------     ---------------

Current Assets
  Unrestricted cash and temporary cash investments             $    5                                   $ 963
  Restricted cash
 Accounts receivable, less allowance for doubtful
    accounts of $2,569                                          3,200                                     825               7,255
  Unbilled revenues                                                                    38                  25
  Materials and supplies, at average cost
  Prepayments                                                                                              51                   9
  Other                                                                                                    22
                                                      ----------------     ---------------     ---------------     ---------------
          Total                                                 3,205                  38               1,886               7,264
                                                      ----------------     ---------------     ---------------     ---------------

Other Property and Investments
   Investment in United Bridgeport Energy facility             90,284
   Nuclear decommissioning trust fund assets
   Other                                                                                                    1              86,243
                                                      ----------------     ---------------     ---------------     ---------------
                                                               90,284                   -                   1              86,243
Property, Plant and Equipment at original cost
  In service                                                                        1,201                 949                 218
  Less, accumulated provision for depreciation                                                            676                  10
                                                      ----------------     ---------------     ---------------     ---------------
                                                                    -               1,201                 273                 208

  Construction work in progress
  Nuclear fuel
                                                      ----------------     ---------------     ---------------     ---------------
      Net Property, Plant and Equipment                             -               1,201                 273                 208
                                                      ----------------     ---------------     ---------------     ---------------


Regulatory Assets

   Nuclear plant investments-above market
  Income taxes due principally to book-tax
    differences
  Long-term purchase power contracts - above market
  Connecticut Yankee
  Unamortized redemption costs
  Other
                                                      ----------------     ---------------     ---------------     ---------------
          Total                                                     -                   -                   -                   -
                                                      ----------------     ---------------     ---------------     ---------------

Deferred Charges
  Goodwill
  Unamortized debt issuance expenses
  Other                                                                                                     1
                                                      ----------------     ---------------     ---------------     ---------------
          Total                                                     -                   -                   1                   -
                                                      ----------------     ---------------     ---------------     ---------------



          Total Assets                                        $93,489              $1,239              $2,161             $93,715
                                                      ================     ===============     ===============     ===============




                                                     Thermal Energies,        Johnson              Data             Orlando
                                                          Inc.             Electric, Inc.       Store, Inc.     Diefenderfer, Inc.
                                                     ---------------     ----------------    ----------------    ----------------

Current Assets
  Unrestricted cash and temporary cash investments           $  704               $  224             $ 2,328             $   734
  Restricted cash
 Accounts receivable, less allowance for doubtful
    accounts of $2,569                                          349                3,659               5,253              11,171
  Unbilled revenues                                                                  950                                     636
  Materials and supplies, at average cost                                             58                  50                 700
  Prepayments                                                    16                                        3
  Other                                                                                                   29                  16
                                                     ---------------     ----------------    ----------------    ----------------
          Total                                               1,069                4,891               7,663              13,257
                                                     ---------------     ----------------    ----------------    ----------------

Other Property and Investments
   Investment in United Bridgeport Energy facility
   Nuclear decommissioning trust fund assets
   Other
                                                     ---------------     ----------------    ----------------    ----------------
                                                                  -                    -                   -                   -
Property, Plant and Equipment at original cost
  In service                                                  6,212                  378                 597               2,359
  Less, accumulated provision for depreciation                3,656                  258                 461               1,645
                                                     ---------------     ----------------    ----------------    ----------------
                                                              2,556                  120                 136                 714

  Construction work in progress
  Nuclear fuel
                                                     ---------------     ----------------    ----------------    ----------------
      Net Property, Plant and Equipment                       2,556                  120                 136                 714
                                                     ---------------     ----------------    ----------------    ----------------


Regulatory Assets

   Nuclear plant investments-above market
  Income taxes due principally to book-tax
    differences
  Long-term purchase power contracts - above market
  Connecticut Yankee
  Unamortized redemption costs
  Other
                                                     ---------------     ----------------    ----------------    ----------------
          Total                                                   -                    -                   -                   -
                                                     ---------------     ----------------    ----------------    ----------------

Deferred Charges
  Goodwill                                                                           143               8,443               9,434
  Unamortized debt issuance expenses
  Other                                                         181                                        3                 292
                                                     ---------------     ----------------    ----------------    ----------------
          Total                                                 181                  143               8,446               9,726
                                                     ---------------     ----------------    ----------------    ----------------



          Total Assets                                       $3,806               $5,154             $16,245             $23,697
                                                     ===============     ================    ================    ================



                                                        Allan                JBL                 McPhee
                                                     Electric, Inc.      Electric, Inc.      Electric, Inc.        Consolidating
                                                    ----------------    ----------------    ----------------    ------------------

Current Assets
  Unrestricted cash and temporary cash investments          $   286              $   13             $ 1,213
  Restricted cash
 Accounts receivable, less allowance for doubtful
    accounts of $2,569                                       14,830               1,916              14,989              (316,231)
  Unbilled revenues                                           7,891                 402               2,941
  Materials and supplies, at average cost                       163                                     174
  Prepayments                                                    67
  Other                                                         134
                                                    ----------------    ----------------    ----------------    ------------------
          Total                                              23,371               2,331              19,317              (316,231)
                                                    ----------------    ----------------    ----------------    ------------------

Other Property and Investments
   Investment in United Bridgeport Energy facility
   Nuclear decommissioning trust fund assets
   Other                                                                                                                 (545,993)
                                                    ----------------    ----------------    ----------------    ------------------
                                                                  -                   -                   -              (545,993)
Property, Plant and Equipment at original cost
  In service                                                  2,404                 849               1,828
  Less, accumulated provision for depreciation                1,682                 325               1,031                (4,861)
                                                    ----------------    ----------------    ----------------    ------------------
                                                                722                 524                 797                 4,861

  Construction work in progress
  Nuclear fuel
                                                    ----------------    ----------------    ----------------    ------------------
      Net Property, Plant and Equipment                         722                 524                 797                 4,861
                                                    ----------------    ----------------    ----------------    ------------------


Regulatory Assets

   Nuclear plant investments-above market
  Income taxes due principally to book-tax
    differences
  Long-term purchase power contracts - above market
  Connecticut Yankee
  Unamortized redemption costs
  Other
                                                    ----------------    ----------------    ----------------    ------------------
          Total                                                   -                   -                   -                     -
                                                    ----------------    ----------------    ----------------    ------------------

Deferred Charges
  Goodwill                                                    5,477                 761              26,149
  Unamortized debt issuance expenses
  Other                                                          30                                      63
                                                    ----------------    ----------------    ----------------    ------------------
          Total                                               5,507                 761              26,212                     -
                                                    ----------------    ----------------    ----------------    ------------------



          Total Assets                                      $29,600              $3,616             $46,326             ($857,363)
                                                    ================    ================    ================    ==================





                                                     Consolidated
                                                   -----------------

Current Assets
  Unrestricted cash and temporary cash investments         $ 14,237
  Restricted cash                                            33,202
 Accounts receivable, less allowance for doubtful                 -
    accounts of $2,569                                      190,159
  Unbilled revenues                                          36,694
  Materials and supplies, at average cost                    10,938
  Prepayments                                                 2,875
  Other                                                         201
                                                   -----------------
          Total                                             288,306
                                                   -----------------

Other Property and Investments
   Investment in United Bridgeport Energy facility           90,284
   Nuclear decommissioning trust fund assets                 32,844
   Other                                                      7,862
                                                   -----------------
                                                            130,990
Property, Plant and Equipment at original cost
  In service                                                962,485
  Less, accumulated provision for depreciation              466,635
                                                   -----------------
                                                            495,850

  Construction work in progress                             $30,267
  Nuclear fuel                                               24,536
                                                   -----------------
      Net Property, Plant and Equipment                     550,653
                                                   -----------------


Regulatory Assets

   Nuclear plant investments-above market                   497,829
  Income taxes due principally to book-tax
    differences                                             123,043
  Long-term purchase power contracts - above market         128,328
  Connecticut Yankee                                         24,272
  Unamortized redemption costs                               22,293
  Other                                                      44,628
                                                   -----------------
          Total                                             840,393
                                                   -----------------

Deferred Charges
  Goodwill                                                   51,508
  Unamortized debt issuance expenses                          5,477
  Other                                                       1,227
                                                   -----------------
          Total                                              58,212
                                                   -----------------



          Total Assets                                   $1,868,554
                                                   =================

                                             UIL HOLDINGS CORPORATION
                                            CONSOLIDATING BALANCE SHEET
                                              AS OF DECEMBER 31, 2000
                                               THOUSANDS OF DOLLARS
                                           LIABILITIES AND CAPITALIZATION

                                                       The United                                    United Capital
                                                   Illuminating Company         UIL Holdings        Funding Partnership
                                                   --------------------    --------------------    --------------------
Current Liabilities
  Notes payable                                                                       $109,000
  Current portion of long-term debt
  Accounts payable                                              55,393                  65,476
  Dividends payable                                             20,000                  10,135
  Taxes accrued                                                  1,204                      50
  Interest accrued                                               8,271                     257
  Obligations under capital leases                                 405
  Other accrued liabilities                                     29,764
                                                   --------------------    --------------------    --------------------
          Total                                                115,037                 184,918                       -
                                                   --------------------    --------------------    --------------------

Noncurrent Liabilities
   Purchase power contract obligation                          128,328
  Nuclear decommissioning obligation                            32,844
  Connecticut Yankee contract obligation                        17,157
  Pensions accrued                                               1,705
  Obligations under capital leases                              15,725
  Other                                                         12,727
                                                   --------------------    --------------------    --------------------
          Total                                                208,486                       -                       -
                                                   --------------------    --------------------    --------------------

Deferred Income Taxes                                          251,096

Regulatory Liabilities

  Accumulated deferred investment tax credits                   14,422
  Deferred gains on sale of property                            15,978
  Customer refund                                               17,976
  Other                                                          6,737
                                                   --------------------    --------------------    --------------------
          Total                                                 55,113                       -                       -
                                                   --------------------    --------------------    --------------------

Capitalization
  Long-term debt
    Long-term debt                                             604,856
    Investment in Seabrook obligation bonds                    (82,635)
                                                   --------------------    --------------------    --------------------
      Net long-term debt                                       522,221                       -                       -
                                                   --------------------    --------------------    --------------------

  Common stock equity
    Common stock                                                     1                 291,342
    Paid-in capital                                            253,137                   2,484
    Capital stock expense                                                               (2,170)
    Unearned employee stock ownership plan equity                                       (8,310)
    Retained earnings                                          197,236                  (4,458)
                                                   --------------------    --------------------    --------------------
                                                               450,374                 278,888                       -

          Total Capitalization                                 972,595                 278,888                       -
                                                   --------------------    --------------------    --------------------

  Commitments and Contingencies
                                                   --------------------    --------------------    --------------------

          Total Liabilities and Capitalization              $1,602,327                $463,806                      $-
                                                   ====================    ====================    ====================





                                                         United          American Payment      United Capital    United Bridgeport
                                                     Resources, Inc.       Systems, Inc.      Investments, Inc.     Energy, Inc.
                                                    -----------------   ------------------   -----------------     --------------
Current Liabilities
  Notes payable
  Current portion of long-term debt
  Accounts payable                                           184,188               95,134                  38             10,500
  Dividends payable
  Taxes accrued                                                  (78)                  15                   2              1,447
  Interest accrued
  Obligations under capital leases
  Other accrued liabilities                                   12,002                5,393               3,462              4,184
                                                    -----------------   ------------------   -----------------     --------------
          Total                                              196,112              100,542               3,502             16,131
                                                    -----------------   ------------------   -----------------     --------------

Noncurrent Liabilities
   Purchase power contract obligation
  Nuclear decommissioning obligation
  Connecticut Yankee contract obligation
  Pensions accrued
  Obligations under capital leases
  Other                                                                                                                   54,763
                                                    -----------------   ------------------   -----------------     --------------
          Total                                                    -                    -                   -             54,763
                                                    -----------------   ------------------   -----------------     --------------

Deferred Income Taxes                                                                                   1,713

Regulatory Liabilities

  Accumulated deferred investment tax credits
  Deferred gains on sale of property
  Customer refund
  Other
                                                    -----------------   ------------------   -----------------     --------------
          Total                                                    -                    -                   -                  -
                                                    -----------------   ------------------   -----------------     --------------

Capitalization
  Long-term debt
    Long-term debt
    Investment in Seabrook obligation bonds
                                                    -----------------   ------------------   -----------------     --------------
      Net long-term debt                                           -                    -                   -                  -
                                                    -----------------   ------------------   -----------------     --------------

  Common stock equity
    Common stock                                                   1                    1                                      1
    Paid-in capital                                           30,321               15,306               9,080             23,469
    Capital stock expense
    Unearned employee stock ownership plan equity
    Retained earnings                                        (10,924)              (5,521)                603               (875)
                                                    -----------------   ------------------   -----------------     --------------
                                                              19,398                9,786               9,683             22,595

          Total Capitalization                                19,398                9,786               9,683             22,595
                                                    -----------------   ------------------   -----------------     --------------

  Commitments and Contingencies
                                                    -----------------   ------------------   -----------------     --------------

          Total Liabilities and Capitalization              $215,510             $110,328             $14,898            $93,489
                                                    =================   ==================   =================     ==============





                                                     Souwestcon       Precision           Xcelecom,    Thermal Energies,
                                                   Properties, Inc.   Power, Inc.           Inc.              Inc.
                                                   --------------    -------------     -------------    --------------
Current Liabilities
  Notes payable                                                             $ 344           $ 1,000             $ 202
  Current portion of long-term debt
  Accounts payable                                            64               14               233
  Dividends payable
  Taxes accrued                                              (32)            (193)              121                13
  Interest accrued
  Obligations under capital leases
  Other accrued liabilities                                   60              599             6,570             3,182
                                                   --------------    -------------     -------------    --------------
          Total                                               92              764             7,924             3,397
                                                   --------------    -------------     -------------    --------------

Noncurrent Liabilities
   Purchase power contract obligation
  Nuclear decommissioning obligation
  Connecticut Yankee contract obligation
  Pensions accrued
  Obligations under capital leases
  Other                                                                                      23,378
                                                   --------------    -------------     -------------    --------------
          Total                                                -                -            23,378                 -
                                                   --------------    -------------     -------------    --------------

Deferred Income Taxes

Regulatory Liabilities

  Accumulated deferred investment tax credits
  Deferred gains on sale of property
  Customer refund
  Other
                                                   --------------    -------------     -------------    --------------
          Total                                                -                -                 -                 -
                                                   --------------    -------------     -------------    --------------

Capitalization
  Long-term debt
    Long-term debt
    Investment in Seabrook obligation bonds
                                                   --------------    -------------     -------------    --------------
      Net long-term debt                                       -                -                 -                 -
                                                   --------------    -------------     -------------    --------------

  Common stock equity
    Common stock                                                                1                                   1
    Paid-in capital                                        1,200            7,335            62,865             1,541
    Capital stock expense
    Unearned employee stock ownership plan equity
    Retained earnings                                        (53)          (5,939)             (452)           (1,133)
                                                   --------------    -------------     -------------    --------------
                                                           1,147            1,397            62,413               409

          Total Capitalization                             1,147            1,397            62,413               409
                                                   --------------    -------------     -------------    --------------

  Commitments and Contingencies
                                                   --------------    -------------     -------------    --------------

          Total Liabilities and Capitalization            $1,239           $2,161           $93,715            $3,806
                                                   ==============    =============     =============    ==============




                                                     Johnson            Data             Orlando            Allan
                                                   Electric, Inc.    Store, Inc.    Diefenderfer, Inc.  Electric, Inc.
                                                   -------------    --------------    --------------    -------------
Current Liabilities
  Notes payable                                            $ 27                                $ 50             $ 57
  Current portion of long-term debt
  Accounts payable
  Dividends payable
  Taxes accrued                                              97               303               126              (77)
  Interest accrued
  Obligations under capital leases
  Other accrued liabilities                               3,446             4,058             8,537           15,828
                                                   -------------    --------------    --------------    -------------
          Total                                           3,570             4,361             8,713           15,808
                                                   -------------    --------------    --------------    -------------

Noncurrent Liabilities
   Purchase power contract obligation
  Nuclear decommissioning obligation
  Connecticut Yankee contract obligation
  Pensions accrued
  Obligations under capital leases
  Other                                                     321             3,577             4,453            4,118
                                                   -------------    --------------    --------------    -------------
          Total                                             321             3,577             4,453            4,118
                                                   -------------    --------------    --------------    -------------

Deferred Income Taxes

Regulatory Liabilities

  Accumulated deferred investment tax credits
  Deferred gains on sale of property
  Customer refund
  Other
                                                   -------------    --------------    --------------    -------------
          Total                                               -                 -                 -                -
                                                   -------------    --------------    --------------    -------------

Capitalization
  Long-term debt
    Long-term debt
    Investment in Seabrook obligation bonds
                                                   -------------    --------------    --------------    -------------
      Net long-term debt                                      -                 -                 -                -
                                                   -------------    --------------    --------------    -------------

  Common stock equity
    Common stock                                                                2                                100
    Paid-in capital                                       1,011             7,083            10,341           10,190
    Capital stock expense
    Unearned employee stock ownership plan equity
    Retained earnings                                       252             1,222               190             (616)
                                                   -------------    --------------    --------------    -------------
                                                          1,263             8,307            10,531            9,674

          Total Capitalization                            1,263             8,307            10,531            9,674
                                                   -------------    --------------    --------------    -------------

  Commitments and Contingencies
                                                   -------------    --------------    --------------    -------------

          Total Liabilities and Capitalization           $5,154           $16,245           $23,697          $29,600
                                                   =============    ==============    ==============    =============





                                                       JBL              McPhee
                                                   Electric, Inc.    Electric, Inc.     Consolidating       Consolidated
                                                   --------------    --------------    ---------------    ---------------
Current Liabilities
  Notes payable                                             $ 21              $ (2)                              110,699
  Current portion of long-term debt                                                                                    0
  Accounts payable                                                                           (261,894)           149,146
  Dividends payable                                                                           (20,000)            10,135
  Taxes accrued                                               95               752                                 3,845
  Interest accrued                                                                                                 8,528
  Obligations under capital leases                                                                                   405
  Other accrued liabilities                                1,788             9,223            (34,334)            73,762
                                                   --------------    --------------    ---------------    ---------------
          Total                                            1,904             9,973           (316,228)           356,520
                                                   --------------    --------------    ---------------    ---------------

Noncurrent Liabilities
   Purchase power contract obligation                                                                            128,328
  Nuclear decommissioning obligation                                                                              32,844
  Connecticut Yankee contract obligation                                                                          17,157
  Pensions accrued                                                                                                 1,705
  Obligations under capital leases                                                                                15,725
  Other                                                      419            10,491           (101,520)            12,727
                                                   --------------    --------------    ---------------    ---------------
          Total                                              419            10,491           (101,520)           208,486
                                                   --------------    --------------    ---------------    ---------------

Deferred Income Taxes                                                                                            252,809

Regulatory Liabilities

  Accumulated deferred investment tax credits                                                                     14,422
  Deferred gains on sale of property                                                                              15,978
  Customer refund                                                                                                 17,976
  Other                                                                                        (5,640)             1,097
                                                   --------------    --------------    ---------------    ---------------
          Total                                                -                 -             (5,640)            49,473
                                                   --------------    --------------    ---------------    ---------------

Capitalization
  Long-term debt
    Long-term debt                                                                                               604,856
    Investment in Seabrook obligation bonds                                                                      (82,635)
                                                   --------------    --------------    ---------------    ---------------
      Net long-term debt                                       -                 -                  -            522,221
                                                   --------------    --------------    ---------------    ---------------

  Common stock equity
    Common stock                                                                                 (108)           291,342
    Paid-in capital                                        1,056            24,203           (458,139)             2,483
    Capital stock expense                                                                                         (2,170)
    Unearned employee stock ownership plan equity                                                                 (8,310)
    Retained earnings                                        237             1,659             24,272            195,700
                                                   --------------    --------------    ---------------    ---------------
                                                           1,293            25,862           (433,975)           479,045

          Total Capitalization                             1,293            25,862           (433,975)         1,001,266
                                                   --------------    --------------    ---------------    ---------------

  Commitments and Contingencies
                                                   --------------    --------------    ---------------    ---------------

          Total Liabilities and Capitalization            $3,616           $46,326          $(857,363)        $1,868,554
                                                   ==============    ==============    ===============    ===============

                                                 UIL HOLDINGS CORPORATION
                                       CONSOLIDATING STATEMENT OF RETAINED EARNINGS
                                          For the Year Ended December 31, 2000
                                                 Thousands of Dollars



                                             The United                               United Capital       United Resources
                                        Illuminating Company      UIL Holdings      Funding Partnership           Inc.
                                       ---------------------  -----------------     ------------------     ----------------

BALANCE, JANUARY 1                             $197,000                $     -                  $ -                ($8,080)
Net income (loss)                                60,500                 15,804                   36                 (2,844)

                                       -----------------      -----------------     ----------------       ----------------
      Total                                     257,500                 15,804                   36                (10,924)
                                       -----------------      -----------------     ----------------       ----------------


Deduct Cash Dividends Declared

  Common stock                                   60,264                 20,262                   36
                                       -----------------      -----------------     ----------------       ----------------
      Total                                      60,264                 20,262                   36                      -
                                       -----------------      -----------------     ----------------       ----------------


BALANCE, DECEMBER 31                           $197,236                ($4,458)                 $ -               ($10,924)
                                       =================      =================     ================       ================




                                       American Payment       United Capital       United Bridgeport          Souwestcon
                                         Systems, Inc.       Investments, Inc.       Energy, Inc.          Properties, Inc.
                                       -----------------     ------------------    -----------------      -----------------

BALANCE, JANUARY 1                              ($7,555)                $ (936)              $1,766                    $ -
Net income (loss)                                 2,034                  1,539               (2,641)                   (53)

                                       -----------------     ------------------    -----------------      -----------------
      Total                                      (5,521)                   603                 (875)                   (53)
                                       -----------------     ------------------    -----------------      -----------------


Deduct Cash Dividends Declared

  Common stock
                                       -----------------     ------------------    -----------------      -----------------
      Total                                           -                      -                    -                      -
                                       -----------------     ------------------    -----------------      -----------------


BALANCE, DECEMBER 31                            ($5,521)                  $603                ($875)                  ($53)
                                       =================     ==================    =================      =================



                                        Precision Power          Xcelecom        Thermal Energies       Johnson
                                             Inc.                  Inc.                Inc.           Electric, Inc.
                                       -----------------      ----------------   ----------------    ---------------

BALANCE, JANUARY 1                              ($6,005)                  $ -            ($1,153)               $ -
Net income (loss)                                    66                  (452)                20                252

                                       -----------------      ----------------    ---------------    ---------------
      Total                                      (5,939)                 (452)            (1,133)               252
                                       -----------------      ----------------    ---------------    ---------------


Deduct Cash Dividends Declared

  Common stock
                                       -----------------      ----------------    ---------------    ---------------
      Total                                           -                     -                  -                  -
                                       -----------------      ----------------    ---------------    ---------------


BALANCE, DECEMBER 31                            ($5,939)                ($452)           ($1,133)              $252
                                       =================      ================    ===============    ===============



                                            Data             Orlando                 Allan                 JBL
                                          Store, Inc.      Diefenderfer, Inc.     Electric, Inc.      Electric, Inc.
                                       -----------------  -----------------     ---------------      --------------

BALANCE, JANUARY 1                               $    -              $  -               $  433                $  -
Net income (loss)                                 1,222               190               (1,049)                237
                                                                                                                 -
                                       -----------------  ----------------      ---------------      --------------
      Total                                       1,222               190                 (616)                237
                                       -----------------  ----------------      ---------------      --------------


Deduct Cash Dividends Declared

  Common stock
                                       -----------------  ----------------      ---------------      --------------
      Total                                           -                 -                    -                   -
                                       -----------------  ----------------      ---------------      --------------


BALANCE, DECEMBER 31                             $1,222              $190                ($616)               $237
                                       =================  ================      ===============      ==============



                                                  McPhee
                                               Electric, Inc.     Consolidating        Consolidated
                                              ---------------     -------------    ------------------

BALANCE, JANUARY 1                                    $    -                                $175,470
Net income (loss)                                      1,659          (15,763)                60,757
                                                                                                   -
                                              ---------------      -----------     ------------------
      Total                                            1,659          (15,763)               236,227
                                              ---------------      -----------     ------------------


Deduct Cash Dividends Declared

  Common stock                                                        (40,035)                40,527
                                              ---------------      -----------     ------------------
      Total                                                -          (40,035)                40,527
                                              ---------------      -----------     ------------------


BALANCE, DECEMBER 31                                  $1,659          $24,272               $195,700
                                              ===============      ===========     ==================

                                    EXHIBIT B

                             FINANCIAL DATA SCHEDULE
                                DECEMBER 31, 2000


No longer required.

                                    EXHIBIT C

An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding company system.


----------------------------------------

       UIL Holdings Corporation

----------------------------------------
                                   100%
----------------------------------------

        United Resources, Inc.

----------------------------------------
                                   100%

----------------------------------------                                        --------------------------------------

    United Bridgeport Energy, Inc.                                                        Unrelated Persons

----------------------------------------                                        --------------------------------------
                                    33%                                         67%
                                         --------------------------------------

                                                 Bridgeport Energy LLC
                                                         (EWG)

                                         --------------------------------------
